Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

David P. Creekman

dcreekman@wyrick.com

June 25, 2014

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Mara L. Ransom

Re:	Mediabistro Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on June 9, 2014
File No. 001-35998

Ladies and Gentlemen:

We write this letter on behalf of our client Mediabistro Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated June 17, 2014. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Item 1: Proposal to Sell the Business, page 16

Opinion of Janney Montgomery Scott LLC, page 22

1.	Please disclose that Janney Montgomery Scott LLC has consented to the use of its opinion in your proxy statement.

Mediabistro acknowledges the Staff’s comment and has amended the proxy statement to include the requested disclosure on page 29.

2.	We note the description of each of the (i) comparable public trading multiples analysis and (ii) discounted cash flow analysis prepared by Janney Montgomery Scott LLC. We further note that Janney relied on financial projections provided by you when preparing such analyses. Please revise your description of each of the (i) comparable public trading multiples analysis and (ii) discounted cash flow analysis to disclose the financial projections used.

Mediabistro acknowledges the Staff’s comment and has amended the proxy statement to include the requested disclosure on page 23.

Division of Corporation Finance

June 25, 2014

Other Information, page 27

3.	Disclose the method of selection of the financial advisor and the financial advisor’s qualification as required by Item 1015(b)(2) and (3) of Regulation M-A.

Mediabistro acknowledges the Staff’s comment and has amended the proxy statement to include the requested disclosure on page 29.

Item 3: Proposal to Approve the Parachute Payments, page 58

4.	We note that you are asking stockholders to approve the compensation that may be paid or become payable to your named executive officers in connection with the sale of your Business and related agreements,” in each case as disclosed to the stockholders of the Company pursuant to Item 402(t) of Regulation S-K.” However, we are unable to locate the disclosure required by Item 402(t). Please revise or advise.

Mediabistro respectfully submits that the disclosure required by Item 402(t) has been made under Item 3: Proposal to Approve the Parachute Payments on page 60. The disclosure has been updated to clarify that the only compensation that our named executive officers will receive as a result of the sale of the Business is the acceleration of options pursuant to the terms of the Mediabistro Inc. 2008 Stock Incentive Plan. Item 402(t)(2)(iii)(B) requires the Company to provide a table that includes “in-the-money option awards for which vesting would be accelerated.” Pursuant to Instruction 1 of Item 402(t)(2), the Company determined that no options were in-the-money as of June 8, 2014, the latest practicable date, and updated the disclosure on page 58 accordingly. Pursuant to Item 402(a)(5) of Regulation S-K, a table or column may be omitted if there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in that table or column in any fiscal year covered by that table. Therefore, because no options that will accelerate are in-the-money, Mediabistro has relied on Item 402(a)(5) of Regulation S-K and omitted the table required under Item 402(t) of Regulation S-K. Accordingly, Mediabistro respectfully submits that no additional disclosure is needed in order to satisfy the disclosure requirements of Item 402(t) of Regulation S-K.

Division of Corporation Finance

June 25, 2014

Mediabistro respectfully submits that the foregoing discussion is appropriately responsive to the comments of the Staff. In addition, please see the requested Tandy representations from Mediabistro attached hereto.

If the Staff has any further comments, please direct them to the undersigned at your earliest convenience. Thank you.

Sincerely,

/s/ David P. Creekman

David P. Creekman

cc:      Alan M. Meckler